

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2014

Via E-mail
Gal Cohen
Chief Executive Officer
MediWound Ltd.
42 Hayarkon Street
Yavne 8122745, Israel

> **Re:     MediWound Ltd.**
> **Draft Registration Statement on Form F-1**
> **Submitted December 23, 2013**
> **CIK No. 0001593984**

Dear Mr. Cohen:

We have reviewed your draft registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.  Please submit all exhibits as soon as practicable.  We may have further comments upon examination of these exhibits.

2.  Please confirm that the images included in your draft registration statement are all of the graphic, visual or photographic information you will be including.  If you intend to use any additional images, please provide us proofs of such materials. Please note that we may have comments regarding this material.

3.  Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please

supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

4. We will deliver any comments to your confidential treatment request via separate letter. Please be advised that we will have to grant the confidential treatment request before we can act upon any request for effectiveness of the registration statement you will file.

Prospectus Summary, page 1

5. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act ("JOBS Act"), please disclose that you are an emerging growth company. Please also clarify the relief a company gets as a Foreign Private Issuer and the additional relief that you will enjoy as an emerging growth company. In addition, revise your prospectus to describe how you will eventually lose this additional JOBS Act relief under the JOBS Act and indicate that you have irrevocably decided not to avail yourselves of the relief from adopting new accounting standards. Please conform your disclosure in the Risk Factors section on pages 33 and 34 to comply with this comment.

6. Please define the following scientific terms to provide a reasonable investor with understanding of such terms:

   - "proteolytic;"
   - "sepsis;" and
   - "ex vivo."

Risk Factors, page 10

"We depend on key persons on our management team…," page 20

7. Please disclose the names of your key personnel who are not executive officers and explain why these additional people are considered to be key personnel.

8. Please disclose any difficulties you have experienced attracting or retaining senior management or key personnel in the past.

"We could be subject to product liability lawsuits…," page 23

9. Please disclose the amount of product liability coverage you have obtained.

"Our success depends in part on our ability to obtain and maintain…," page 24

10. We note your statement that you are party to certain licenses for issued patents related to NexoBrid.  Please disclose whether these are encompassed in the Klein License Agreement or other licensing agreements.  If you are a party to other material licensing agreements that relate to either NexoBrid or EscharEx, please describe these agreements in the Business section and file them as exhibits to the registration statement.  Please also identify the "certain license agreements" you refer to in the last sentence on page 24.

"As a foreign private issuer, we are permitted, and intend, to follow certain…," page 33

11. This risk factor combines two technically distinct risk factors concerning: (1) being permitted to follow certain home country corporate governance practices instead of certain Nasdaq corporate governance requirements for domestic issuers; and (2) being exempt from certain Exchange Act disclosure requirements (e.g. Section 14's proxy requirements) and subject to more lenient Exchange Act disclosure requirements in certain respects (e.g. not having to file Form 10-Qs or being permitted to provide executive compensation disclosure on an aggregate basis as long as individual disclosure is not required in the home country.)  While both sets of risks hinge on your maintaining your status as a foreign private issuer, combining them in one risk factor results in an unduly long discussion that is cumbersome to read and potentially confusing for investors.  Accordingly, please revise this risk factor by creating two distinct risk factors as outlined above.

In the second risk factor (regarding being subject to different Exchange Act disclosure requirements), please add to your discussion the different executive compensation disclosure standard for foreign private issuers (see Item 6.B of Form 20-F) and the fact that foreign private issuers are not subject to Regulation FD (see 17 CFR 243.101(b)).

Use of Proceeds, page 40

12. We note your disclosure that management will have significant flexibility in applying the net proceeds of this offering.  Pursuant to the requirements of Item 3.C.1. of Form 20-F, where you have identified the specific purposes for which you intend to use the offering proceeds, you must disclose the approximate amount of proceeds intended to be used for each such purpose. This includes:

- research and development;
- expanding your sales and marketing infrastructure;
- expanding your manufacturing capabilities; and
- general corporate purposes.

In addition, to the extent practicable, please estimate the stage of development you expect to reach with respect to each of your major product candidates as a result of the offering proceeds allocated to such programs.  Specifically, please elaborate on the research and development amount to separately state the amounts that you expect to spend on each of the three planned or ongoing trials; the Phase III NexoBrid trial in USA, the pediatric Phase II NexoBrid trial in the EU and the Phase II EscharEx trial in Israel.  Please also state how far the application of the proceeds to each of these trials will allow you to progress as to each such trial.

Capitalization, page 42

13. Please explain why you did not include liabilities in respect of Chief Scientist government grants in the Capitalization table.

14. Expand your pro forma disclosures in the filing to explain your basis for assuming the warrants will be exercised prior to the closing of the offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

Financial Operations Overview, page 48
Operating Expenses, page 49
Participation by others, page 50
Participation by the Chief Scientist, page 51

15. Please file the contracts related to the grants from the Office of the Chief Scientist ("OCS") or explain why you are not required to file them.  Please also disclose the performance or other obligations that you must satisfy in order to maintain the grants wherever you describe these grants in the registration statement and the extent to which you do or do not have access to additional grant money from the OCS and the conditions related to additional grants.

Application of Critical Accounting Policies and Estimates, page 60

Equity-based compensation, page 60

16. Please confirm that no other stock options have been granted that have not already been disclosed and update that confirmation through the date the filing goes effective.

17. We may have additional comments on your accounting for equity-based compensation and related disclosure once you have disclosed an estimated offering price.  Please provide quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of each equity issuance.

<u>Fair value of financial instruments, page 63</u>

18. Please revise your disclosure in this section and elsewhere in the filing to clarify that the obligation to pay Teva future royalty payments no longer includes amounts from the sale or license of the PolyHeal products since the license to the PolyHeal products has expired.

<u>Management, page 98</u>
<u>Compensation of Executive Officers and Directors, page 114</u>

19. Please supplementally advise us whether you are required to disclose, or otherwise have disclosed, the executive compensation of your named directors and executive officers on an individual basis in Israel.  <u>See</u> Item 6.B. of Form 20-F.

20. Please update your disclosure of executive compensation to include 2013 executive compensation information.

<u>Principal Shareholders, page 117</u>

21. Please indicate whether your major shareholders have different voting rights, or an appropriate negative statement, as required by Item 7.A.1.c. of Form 20-F.

<u>Certain Relationships and Related Party Transactions, page 120</u>

22. Please file the Shareholders' Right Agreement and the financing agreements with Clal Life Sciences, L.P. or explain why you are not required to file them.

<u>Supply Agreement with Challenge Bioproducts Corporation Ltd.</u>

23. Please explain how and why the supply agreement with Challenge Bioproducts Corporation Ltd.  is apparently an affiliated agreement.

<u>Klein License Agreement, page 122</u>

24. Please disclose each party's termination rights under the Klein License Agreement. Please also disclose the patents that you license from Klein and whether the patents relate to composition of matter or method of use or process.  Please also disclose your performance or other obligations that you will have to satisfy in order to maintain the license.  Lastly, please file both the 2000 license agreement and the 2007 amendment as exhibits to your registration statement.

Description of Share Capital, page 123

25. If your shares currently trade in Israel or elsewhere, please provide the offer and listing information set forth in Item 9.A.4. of Form 20-F.

Shares Eligible for Future Sale, page 130
Lock-Up Agreements, page 130

26. When available, please file a form of the lock-up agreement as an exhibit to your registration statement.

Underwriting, page 144

27. Please disclose the manner of determining the initial public offering price of your shares, as required by Item 9.A.2. of Form 20-F.

Enforceability of Civil Liabilities, page 150

28. Please be advised that the consent of counsel to be filed as Exhibit 23.2 should also include consent of counsel to the use of its name on page 150 of the prospectus.

Notes to Consolidated Financial Statements, page F-8

Note 11: Chief Scientist Government Grants, page F-20

29. Please explain the difference between the $9,400 disclosed at the bottom of the note and the $6.4 million disclosed on page 79 and also reflected in the table in the note. In addition, please explain the difference between the $9.6 million disclosed on page 79 and elsewhere in the document as the balance of the commitments to the OCS as of September 30, 2013 and the $6.8 million disclosed on the balance sheet.

Note 12: Financial Instruments, page F-21

30. Please provide us with an analysis of how you concluded that the right to repurchase your shares from Teva was a derivative instrument including the authoritative accounting literature that you relied upon. Please include in your analysis how you concluded that it was appropriate to record financial income in the amount of $15.4 million for the revaluation to fair value of the option to repurchase the shares and why it is appropriate to record an asset at December 31, 2012. Tell us your consideration of the statement "No gain or loss shall be recognized in profit or loss on the purchase, sale, issue or cancellation of an entity's own equity instruments" in paragraph 33 of IAS 32.

c. Fair value, page F-21

31. For your liabilities in respect of the Chief Scientist government grants and the contingent consideration for the purchase of treasury shares classified as Level 3, please expand your disclosures to include a more detailed discussion of the valuation techniques and inputs used in the fair value measurement and provide quantitative information about the significant unobservable inputs used as required by IFRS 13.

General

       If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

       Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

       You may contact Vanessa Robertson at (202) 551-3649 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Christina De Rosa at (202) 551-3577 or me at (202) 551-3715 with any other questions.

                          Sincerely,

                          /s/ Jeffrey P. Riedler

                          Jeffrey P. Riedler
                          Assistant Director

cc:     Via E-mail
         Joshua G. Kiernan, Esq.
         White & Case LLP
         1155 Avenue of the Americas
         New York, NY 10036